June 1, 2009
Via EDGAR
United States Securities & Exchange Commission
Attention: Karen J. Garnett
Mail Stop 4561
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Hines Global REIT, Inc. Amendment No. 1 to Registration Statement on Form S-11 Filed March 18, 2009 File No. 333-156742
Ladies and Gentlemen:
     This letter is written in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) received by facsimile on April 10, 2009 (the “Comment Letter”), with respect to the above referenced Amendment No.1 to Form S-11 filed on March 18, 2009 (“Amendment No. 1”) of Hines Global REIT, Inc. (the “Company”). For ease of reference, the Staff’s comment is set forth in full below in bold-type, and the Company’s response immediately follows the comment.
Balance Sheet
Notes to Balance Sheet
Redemption of Common Stock, page F-6
1.	We have considered your response to our prior comment 35 and the related revisions to your financial statements. Please explain to us how you have applied the guidance in EITF D-98 and ASR 268 in determining that your redeemable common stock should be classified as a component of permanent equity.

In our analysis of the classification of our redeemable common stock, we considered the guidance in Accounting Series Release 268 (“ASR 268”) and EITF D-98 Classification and Measurement of Redeemable Securities (“EITF D-98”). ASR 268 provides guidance regarding the presentation of shares subject to mandatory redemption. The guidance in ASR 268 emphasizes the need to identify shares subject to mandatory redemption separately from shares without such redemption features in order to highlight the future cash obligations associated with mandatorily redeemable securities. EITF D-98 provides guidance regarding the classification and measurement of securities subject to mandatory redemption requirements or whose redemption is outside the control of the issuer. This guidance requires that shares be classified outside of permanent equity in the event that such securities are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon the occurrence of an event that is not solely within the control of the issuer.

We have considered this guidance in determining the presentation of our shares. Generally, our shares can be tendered for redemption by our shareholders subject to a one-year holding period requirement and are redeemed at prices based upon their holding period. Accordingly, the redemption price and date are not known at issuance of the shares (Criterion 1 of D-98). The other criteria require that securities be classified outside of permanent equity if their redemption is outside of the control of the issuer. As disclosed on page 116 of Amendment No. 1, our redemptions are subject to the following limitations, which are outside of the control of our shareholders and solely within the control of the Company:
1.	Shares may only be redeemed to the extent that our board of directors determines that we have sufficient cash flow for redemptions;

2.	Our board of directors may limit the amounts available for redemption at any time in their sole discretion; and

3.	Our board of directors may terminate, suspend or amend our share redemption program at any time upon 30 days’ written notice without stockholder approval if our directors believe such action is in the Company’s best interests, or if they determine that our available funds are needed for other purposes.
Given that our redemption program is subject to the conditions noted above, we do not believe that our shares contain a mandatory redemption feature requiring classification outside of permanent equity at initial issuance as required by ASR 268 and EITF D-98.
     If you have any questions concerning our response set forth above, you can contact me at (713) 966-7715.

Very truly yours,
By:	/s/ Ryan Sims
Ryan Sims
Chief Accounting Officer